732712 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022830

RECD S.E.C.
JAN 2 6 2006
1088

January 19, 2006

NoACT

Marie Louise Weber
Assistant General Counsel
Verizon Communications Inc.
VC54S440
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1·19·2006

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to your letters dated January 12, 2006 and January 19, 2006 concerning the shareholder proposal submitted by William Steiner for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that Verizon therefore withdraws its December 28, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

RECEIVED
2005 DEC 29 PM 5: 16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of the William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation (the "Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 2, 2005, Verizon received a shareholder proposal and supporting statement (the "Proposal") by facsimile from William Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal and the accompanying cover letter is attached as Exhibit A. The cover letter states that Mr. John Chevedden is representing the Proponent with respect to shareholder matters, including the Proposal, and is the Proponent's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials under Rule 14a-8(f)(1) based on the Proponent's failure to provide documentary support that he meets the eligibility and informational requirements of Rule 14a-8. Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

After ascertaining that the Proponent is not listed as a shareholder on Verizon's share register, on November 8, 2005 (within 14 calendar days of its receipt of the Proposal), Verizon sent a letter to Mr. Chevedden, as the Proponent's proxy, requesting evidence that the Proponent is the beneficial owner of the requisite number of shares of Verizon common stock (the "Request Letter"). A copy of the Request Letter is attached as Exhibit B. On November 17, 2005, by way of follow-up, we left a message on Mr. Chevedden's answering machine alerting him that we had not yet received the evidence requested by the Request Letter. Verizon did not receive a response to the Request Letter. On November 21, 2005, Verizon received by facsimile from a Mr. Kenneth Steiner a shareholder proposal and accompanying statement that is identical to the Proposal in every respect and also names Mr. Chevedden as proxy.

When the Proponent failed to provide documentary support of his beneficial ownership within the requisite time period specified by Rule 14a-8(f)(1), we initiated discussions with Mr. Chevedden to negotiate a withdrawal of the proposal. Although we understood from Mr. Chevedden that the Proponent would be willing to withdraw the Proposal, Verizon has not received any evidence of such withdrawal to date and, thus, has no choice but to seek the Staff's concurrence that it may omit the Proposal from its 2006 proxy materials.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See Union Pacific Corporation (December 13, 1999); *Harrah's Entertainment, Inc.* (November 10, 1999); *The Walt Disney Company* (October 29, 1999); and *Espey Mfg. & Electronics Corp.* (October 18, 1999).

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials under Rule 14a-8(f) because the Proponent failed to provide documentary support of eligibility within 14 days of receipt of Verizon's written request. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. William Steiner
Mr. John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

EXHIBIT "A"

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 10/13/05

William Steiner Date

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542

[November 2, 2005]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board.

To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director entrenched who gets such a dismal vote from us on his or her performance or qualifications.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections.

A Single Yes-Vote from 2.7 Billion Shares Now Elects a Director

I believe our directors can be complacent under our present system because our typically unopposed directors often need but one vote per director from our 2.7 billion voting shares.

Fifty-four (54) shareholder proposals in 2005

Fifty-four (54) shareholder proposals on this topic won a significant 44% average yes-vote in 2005 through late-September – especially good since this is a "first run" topic. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Additionally The Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

January 19, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of the William Steiner

Ladies and Gentlemen:

This letter supplements my previous letter to you dated January 12, 2006, relating to the shareholder proposal and supporting statement submitted by Willliam Steiner for inclusion in the proxy materials to be distributed by Verizon Communications Inc. ("Verizon") in connection with its 2006 annual meeting of shareholders. As indicated in that letter, the proponent has withdrawn the proposal. Accordingly, Verizon hereby withdraws its request for no-action relief dated December 29, 2005, relating to that proposal.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. William Steiner
Mr. John Chevedden

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

January 12, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of the William Steiner

Ladies and Gentlemen:

This letter refers to Verizon Communications Inc.'s filing under Rule 14a-8 on December 29, 2005, with respect to the shareholder proposal and supporting statement submitted by Willliam Steiner for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders. Please be advised that the proponent has withdrawn the proposal. A copy of the communication from John Chevedden, as proxy for the proponent in connection with the proposal, withdrawing the proposal is enclosed herewith.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. William Steiner
Mr. John Chevedden

"J"
<olmsted7p@earthlink.net>
01/10/2006 11:55 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes
cc
bcc
Subject Mr. William Steiner's proposal (VZ)

History: This message has been forwarded.

Dear Ms. Weber,
This is to withdraw Mr. William Steiner's proposal for Directors to be Elected by Majority Vote.
Sincerely,
John Chevedden

cc:
William Steiner

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 11, 2006 12:47 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Re Verizon Communications Inc. (VZ) No-Action Request William Steiner

Re Verizon Communications Inc. (VZ) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Directors to be Elected by Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This is in response to the Verizon December 28, 2005 no action request regarding Mr. William Steiner[1]s proposal.

The following is evidence that the proposal has been withdrawn and that the company has been notified:

From: J <olmsted7p@earthlink.net>

Date: Tue, 10 Jan 2006 20:55:43 -0800
To: Mary Louise Weber <mary.l.weber@verizon.com>
Subject: Mr. William Steiner's proposal (VZ)

Dear Ms. Weber,
This is to withdraw Mr. William Steiner's proposal for Directors to be Elected by Majority Vote.
Sincerely,
John Chevedden

cc:
William Steiner

Thus it is believed that this matter is now moot.

Sincerely,

John Chevedden

cc:
William Steiner
Mary Louise Weber <mary.l.weber@verizon.com>